UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

1. DATE, TIME AND PLACE: April 11, 2019, at 11:00 a.m., at Telefônica Brasil S.A.’s (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, nº 1376, 20º floor, auditorium, in the capital of the state of São Paulo.

2. CALL NOTICE: Notice published on Diário Oficial do Estado de São Paulo, on the editions of March 8, 9 and 12, 2019, pages 37, 20 and 216, respectively, and on Valor Econômico newspaper, on the editions of March, 8, 9/10/11 and 12, 2019, pages B7, B13 and B5, respectively.

3. ATTENDANCE: Shareholders representing 95,02% of common shares and 62,96% of preferred shares attended the Ordinary Shareholders’ Meeting, while shareholders representing 95,02% of common shares attended the Extraordinary Shareholders’ Meeting, considering the remote vote forms, according to the voting maps released by the Company on April 9 and 10, 2019 ("Consolidated Map"), which subscribe to these minutes and are recorded in the Shareholders’ Attendance Book no. 003, pages 012 front to page 015 front, achieving the legal quorum to install this Ordinary and Extraordinary Shareholders’ Meeting (“Meeting”) and resolve on the matters on the Agenda.

The Meeting was also attended by Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer; Messrs. Flávio Stamm, Charles Edwards Allen and Cremênio Medola Netto, members of the Fiscal Board; Ms. Sonia Julia Sulzbeck Villalobos, member of the Board of Directors; Mr. Carlos Cezar Mazur, Company’s Accountant; and Mr. Sergio Eduardo Zamora, representing PricewaterhouseCoopers Auditores Independentes.

4. REMOTE VOTING: The Company clarifies that, pursuant to CVM Instruction No. 481/09, as amended ("ICVM 481"), adopted the remote voting system, making available to its shareholders the remote voting form ("Form"), within the time limits and form established in the aforementioned regulations. According to the Consolidated Map, the Company received remote votes.

Ata da 15ª AGO e 37ª AGE (Fl. 1)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman and Carolina Simões Cardoso – Secretary.

6. AGENDA:

AT THE GENERAL SHAREHOLDERS’ MEETING:

1.    Examine the management’s accounts, analyze, discuss and vote on the Company’s Financial Statements, alongside with the Management Report, Independent Auditors’ Report and Audit Committee’s Opinion related to the fiscal year ended on December 31, 2018;

2.    Resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2019, pursuant to Article 196 of Law 6,404/76, as amended (“Corporations Law”);

3.    Resolve on the net income allocation for the fiscal year ended December 31, 2018 and on the distribution of dividends to the shareholders of the Company;

4.    Define the number of members to compose the Board of Directors and elect the members of the Board of Directors for a new term of office; and;

5.    Elect the members of the Fiscal Board for a new term.

AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING

1.    Rerratify the amount of the annual global compensation paid to the members of the Fiscal Board for the fiscal year ended December 31, 2018; and

2.    Define the amount of the global annual remuneration of the administrators and members of the Fiscal Board for fiscal year 2019.

7. RESOLUTIONS:

The attending shareholders resolved to waive the reading of the Consolidated Voting Map disclosed to the market, which was available for consultation.

After examination and discussion of the items on the agenda, the following deliberations were taken, disregarding those legally prevented from the voting base:

Ata da 15ª AGO e 37ª AGE (Fl. 2)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

AT THE GENERAL SHAREHOLDERS’ MEETING:

1.    Examine the management’s accounts, analyze, discuss and vote on the Company’s Financial Statements, alongside with the Management Report, Independent Auditors’ Report and Audit Committee’s Opinion related to the fiscal year ended on December 31, 2018.

The Chairman announced that the documents related to the management’s accounts were available to the shareholders. It was then proposed and approved by those in attendance the waiver of the reading of said documents, as they were known by all present. In accordance with the legal provisions, the documents were published in full on the Valor Econômico and Diário Oficial do Estado de São Paulo newspapers, on February 20, 2019, and made available on the websites of Comissão de Valores Mobiliários – CVM, of B3 – Brasil, Bolsa e Balcão and of the Company. After being examined and discussed, the holders of common shares who attended the Meeting approved the matter unanimously (according to final voting map in the Annex A).

2.    Resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2019, pursuant to Article 196 of Law 6,404/76, as amended (“Corporations Law”).

Holders of common shares who attended the Meeting approved the matter unanimously (according to final voting map in the Annex A), which is part of the Management’s Proposal published on the websites of Comissão de Valores Mobiliários – CVM, of B3 – Brasil, Bolsa e Balcão and of the Company.

3.    Resolve on the net income allocation for the fiscal year ended December 31, 2018 and on the distribution of dividends to the shareholders of the Company.

Holders of common shares who attended the Meeting approved the matter unanimously (according to final voting map in the Annex A), which is part of the Management’s Proposal published on the websites of Comissão de Valores Mobiliários – CVM, of B3 – Brasil, Bolsa e Balcão and of the Company, with the following destination:

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TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

  Net Income for the Year: R$8,928,257,905.55.
    Appropriations: (i) legal reserve in the amount of R$446,412,895.28 (5%), and (ii) reserve for non-distributable tax incentives in the amount of R$11,528,850.47.
  Adjusted net income: R$8,470,316,159.80.
  Discounts to adjusted net income: interest on capital already approved in the year, in the amount of R$4,550,000,000.00.
  Remaining non-destined net income: R$3,920,316,159.80.
    Adding: (i) Prescribed Equity Instruments (R$152,770,456.28), and (ii) reversal of the special reserve for expansion and modernization of 2018 (R$297,000,000.00); Subtracting: (iii) effects of the adoption of CPC 47 and 48 (R$138,663,441.04), and (iv) actuarial losses recognized and the effect of the limitation of the assets of the surplus plans, net of tributes (R$62,739,222.62).
  Income available for distribution: R$4,168,683,952.42.
  Special Reserve for expansion and modernization of 2019: R$1,700,000,000.00.

The balance of R$2,468,683,952.42 is allocated to the distribution of dividends to the holders of common and preferred shares registered in the Company's records at the end of April 11, 2019, after which the shares will be considered "ex-dividends".

Both the payment of interim dividends and interest on capital declared ad referendum of the Meeting and the dividends declared herein shall occur before the end of 2019, in specific dates to be defined by the Board and communicated to the market.

Ata da 15ª AGO e 37ª AGE (Fl. 4)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

4.    Define the number of members to compose the Board of Directors and elect the members of the Board of Directors for a new term of office.

(i) Holders of common shares who attended the Meeting approved by majority vote (according to final voting map in the Annex A) that the Board of Directors will be composed of 12 (twelve) members.

(ii) By majority vote of the holders of common shares who attended the Meeting, registered the abstentions (according to final voting map in the Annex A), and indicated by the controlling shareholders SP Telecomunicações Participações Ltda., Telefónica S.A., Telefónica Latinoamérica Holding, S.L. and Telefónica Chile S.A., following the presentation of their respective curriculum vitae, the following members were elected to compose the Board of Directors: Ms. Ana Theresa Masetti Borsari, Brazilian, married, lawyer, holder of the identity card No. 11.811.349-5, issued by SSP/SP, registered with the CPF/MF under the No. 144.876.518-83, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; Mr. Antonio Carlos Valente da Silva, Brazilian, married, electrical engineer, holder of the identity card CREA RJ No. 31.547-D, registered with the CPF/MF under the No. 371.560.557-04, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; Mr. Christian Mauad Gebara, Brazilian, married, business administrator, holder of the identity card No. 15.548.716-4, issued by SSP/SP, registered with the CPF/MF under the No. 203.838.628-50, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; Mr. David Melcon Sanchez-Friera, Spanish, married, economist and business administrator, holder of the RNM No. G2407375, registered with the CPF/MF under the No. 238.558.708-45, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; Mr. Eduardo Navarro de Carvalho, Brazilian, single, metallurgical engineer, holder of the identity card No. 52.558.558-8, issued by SSP/SP, registered with the CPF/MF under the No. 531.710.556-00, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/nº, Edifício Central, 1ª Planta, in the City of Madrid, Spain, 28050; Mr. Francisco Javier de Paz Mancho, Spanish, married, advertiser, holder of the Passport nº PAD906882, registered with the CPF/MF under the No. 241.088.728-78, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/nº, Edifício Central A, 1ª Planta, in the City of Madrid, Spain, 28050; Mr. José María Del Rey Osorio, Spanish, married, economist and business administrator, holder of Passport nº PAD723809, registered with the CPF/MF under the No. 219.917.108-60, resident and domiciled in Madrid, Spain, with business address at Gran Vía, 28, in the city of Madrid, Spain, 28013; Mr. Julio Esteban Linares Lopez, Spanish, married, telecommunications engineer, bearer of Passport No. PAG311938, registered with the CPF/MF under the No. 241.088.768-65, resident and domiciled in Madrid, Spain, with business address in Ronda de la Comunicación s/nº, Edifício Central, 1ª Planta, in the City of Madrid, Spain, 28050; Mr. Luis Miguel Gilpérez López, Spanish, married, industrial engineer, holder of the Passport No. AAF260969, registered with the CPF/MF under the No. 059.577.907-70, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/nº, Edifício Sur 2, Planta 3, in the City of Madrid, Spain, 28050; Mr. Luiz Fernando Furlan, Brazilian, married, chemical engineer, holder of the identity card No. 2.985.393-X, registered with the CPF/MF under the No. 019.489.978-00, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; and Mr. Narcís Serra Serra, Spanish, married, economist, holder of the Passport nº PAD641172, registered with the CPF/MF under the No. 241.097.408-27, resident and domiciled in the Barcelona, Spain, with business address at Calle Ramon Trias Fargas nº 25-27, Campus de la Ciutadella, na Cidade de Barcelona, Espanha, 08005, all of which with a mandate beginning on this date and ending on the date of the Ordinary Shareholders’ Meeting to be held in 2022.

Ata da 15ª AGO e 37ª AGE (Fl. 5)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

Ata da 15ª AGO e 37ª AGE (Fl. 6)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

The Directors elected herein resident or domiciled abroad must constitute a proxy in Brazil pursuant to paragraph 2 of article 146 of the Brazilian Corporate Law.

The members of the Board of Directors now elected stated that they were not in legal impediments to the exercise of his position, having signed the declaration of clearing pursuant to paragraph 4 of art. 147 of the Brazilian Corporate Law and CVM Instruction 367/2002, which is filed at the Company's headquarters. The aforementioned Directors will be invested in their respective positions by signing a term of investiture, which is also filed at the Company's headquarters.

(iii) The Chairman of the Meeting held a separate election for the holders of preferred shares, without the participation of the controlling shareholders of the Company, in accordance with the law and the Company's bylaws.

The following candidate was appointed:

  Sonia Julia Sulzbeck Villalobos, Brazilian, married, business administrator, holder of the identity card No. 8.417.132-7, issued by SSP/SP, registered with the CPF/MF under the No. 022.306.678-82, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; indicated by the preferred shareholder Fundo de Investimento em Ações Vinhedo.

The candidate Sonia Julia Sulzbeck Villalobos received 494,648 votes (according to final voting map in the Annex A).

Therefore, the board member Mrs. Sonia Julia Sulzbeck Villalobos was elected by unanimous vote (according to final voting map in the Annex A). Her term of office begins on this date and will end on the date of the Ordinary Shareholders’ Meeting to be held in 2022.

Ata da 15ª AGO e 37ª AGE (Fl. 7)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

The Director now elected then presented her curriculum vitae and informed that she was not involved in the legal impediments to the exercise of her position and that she was able to sign the declaration of clearing pursuant to paragraph 4 of art. 147 of the Brazilian Corporate Law and CVM Instruction 367/2002, which is filed at the Company's headquarters. The aforementioned Director will be invested in her respective position by signing a term of investiture, which is also filed at the Company's headquarters.

5.    Elect the members of the Fiscal Board for a new term.

(i) The Company’s Fiscal Board members were re-elected unanimously, considering the votes of the holders of 543,123,148 common shares, registered the abstentions (according to final voting map in the Annex A), under the indication of the controlling shareholders SP Telecomunicações Participações Ltda., Telefónica Latinoamérica Holding, S.L., Telefónica S.A. and Telefónica Chile S.A., following the presentation of their respective curricula, as effective members: Mr. Cremênio Medola Netto, Brazilian, married, economist, holder of the Identity Card No. 3.590.896-8 SSP/SP, enrolled with the CPF/MF under no. 026.676.068-68, resident and domiciled in the City of Atibaia, State of São Paulo, at Rua Araras, 235, Jardim Flamboyant, CEP 12946-843; Mr. Charles Edwards Allen, Brazilian, single, economist, holder of the Identity Card No. 4.730.628 SSP/SP, enrolled with CPF/MF under No. 669.820.148-00, resident and domiciled in the City of São Paulo, São Paulo, at Rua João Álvares Soares, 1555, apto. 151, Campo Belo, CEP 04609-004; and their respective alternates, Mr. Juarez Rosa da Silva, Brazilian, married, accountant, holder of the Identity Card No. 3011229915 - SSP/RS, enrolled with CPF/MF under No. 185.813.400-59, resident and domiciled at City of Canoas, State of Rio Grande do Sul, at Rua Edgar Fritz Muller, 137 - Rio Branco Neighborhood; Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, holder of the Identity Card No.  4.650.496-5 SSP/SP, enrolled with the CPF/MF under No. 374.378.958-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Jesuíno Arruda, nº 499, apto. 91, Itaim Bibi.

Ata da 15ª AGO e 37ª AGE (Fl. 8)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

(ii) The Chairman of the Shareholders' Meeting then proceeded to the separate election of the holders of preferred shares to the Fiscal Board, stating that the controlling shareholders would not participate in such voting, under the terms of the Brazilian Corporate Law.

In the separate voting, the following candidates were indicated:

•         For the role of effective Member of the Fiscal Board, Mr. Flávio Stamm, Brazilian, married, business administrator, holder of the Identity Card No. 12.317.859 SSP/SP, enrolled with CPF/MF under No. 048.241.708-00, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Patápio Silva, nº 223, apto. 32, CEP 05436-010; and, as his respective alternate, Mr. Gilberto Lerio, Brazilian, divorced, accountant, holder of the Identity Card No.  4.370.494-3 SSP/SP, enrolled with the CPF/MF under No. 269.714.378-53, resident and domiciled in the City of São Paulo, State of São Paulo, at Av. Indianópolis, nº 860, CEP 04080-005, indicated by the shareholders Ms. Juliana Maia Vaz Santiago and Ms. Claudia Maia Vaz Santiago.

•         For the role of effective Member of the Fiscal Board, Ms. Gabriela Soares Pedercini, Brazilian, married, electrical engineer, holder of the Identity Card No. MG-14.207.779, enrolled with the CPF/MF under No. 085.995.616-42, resident and domiciled in City of Belo Horizonte, State of Minas Gerais, at Rua Cônego Rocha Franco, nº 325/1501, Bairro Gutierrez, CEP 30441-045 and, as her respective alternate, Mr. Alexandre Pedercini Issa, Brazilian, married, administrator, holder of the Identity Card No. MG-7.835.351, enrolled with CPF/MF under No. 054.113.616-05, resident and domiciled in the City of Belo Horizonte, State of Minas Gerais, at Rua Cônego Rocha Franco, nº 345/1501, Bairro Gutierrez, CEP 30441-045, indicated by the shareholders Alexandre Pedercini Issa and Hydrocenter - Válvulas Tubos e Conexões Ltda.

Ata da 15ª AGO e 37ª AGE (Fl. 9)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

265,448 votes were conferred to the candidates Flávio Stamm and Gilberto Lerio, while 209,200 votes were conferred to the candidates Gabriela Soares Pedercini and Alexandre Pedercini Issa (according to the final synthetic vote in Annex A).

Therefore, the Fiscal Board members Flávio Stamm and Gilberto Lerio were elected by majority voting, for a term beginning on this date and which will end on the date of the Ordinary Shareholders’ Meeting to be held in 2020.

Furthermore, the members of the Fiscal Board who were elected as effective members and their respective alternates presented their respective curriculum vitae and informed that they were not in legal impediments to the exercise of the position of members of the Fiscal Board and that they were in a position to sign the clearing declarations pursuant to paragraph 4 of art. 147 of the Brazilian Corporation Law, which shall be filed at the Company's headquarters. The aforementioned directors will be invested in their respective positions by signing the terms of investiture, which will be filed at the Company's headquarters.

AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

1.    Rerratify the amount of the annual global compensation paid to the members of the Fiscal Board for the fiscal year ended December 31, 2018.

Common shareholders who attended the meeting, registered the abstentions (according to the final synthetic vote in Annex A), approved the re-ratification from R$24,593,226.00, corresponding to an amount net of social charges owed by the employer (contribution to social security and FGTS) of R$20,283,968.54, to R$26,430,970.00, corresponding to an amount net of social charges owed by the employer (contribution to social security and FGTS) of R$21,291,321.73.

Ata da 15ª AGO e 37ª AGE (Fl. 10)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

2.    Define the amount of the global annual remuneration of the administrators and members of the Fiscal Board for fiscal year 2019.

Holders of common shares who attended the Meeting approved by unanimous vote, registered the abstentions (according to final voting map in the Annex A) the total annual compensation of directors and members of the Fiscal Board for the fiscal year 2019 in the amount of R$28,217,627.00, corresponding to an amount net of social charges owed by the employer (contribution to social security and FGTS) of R$23,069,423.26. The remuneration of the Directors shall be individualized by the Board of Directors as provided for in the Company's bylaws. It is recorded that the remuneration of the Fiscal Board Members in office shall not be less than 10% of the average remuneration attributed to each Director, as defined by the Brazilian Corporation Law.

8. VOTING MAP: In accordance with article 21, paragraph 6, of CVM Instruction No. 480/09, the voting map is signed by the President and by the Secretary of this Meeting, which is an integral part of this Minutes as Annex A, indicating how many approvals, rejections and abstentions each resolution has received, as well as the number of votes cast for each candidate.

9. CLOSING: There being no further matters to be discussed, the Chairman of the Meeting declared the Meeting closed, and the shareholders' representatives were informed of the drafting in the form of a summary of the events. It was also recorded that (i) the publication of the minutes shall be made with the omission of the shareholders' signature; and (ii) statements of vote, as well as written abstentions, were received, numbered and authenticated by the Board, and are filed at the Company's headquarters. The minutes drawn up in the book were read, approved and signed by all those present, considering the shareholders who voted through the Forms. Board: (aa) Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting and Representing the Management; Carolina Simões Cardoso - Secretary of the Meeting.

Ata da 15ª AGO e 37ª AGE (Fl. 11)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

Shareholders: through the Remote Vote Form: LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; NORGES BANK; WORCESTERSHIRE COUNTY COUNCIL PENSION FUND; FINACAP MAURUTSSTAD FIA; SUN AMERICA SERIES TRUST EMERGING MARKETS POR; BRANDES INSTITUTIONAL EQUITY TRUST; VALIC COMPANY I EMERGING ECONOMIES FUND; BRUNEI INVESTMENT AGENCY; JAPAN TRUSTEE SERVICES BANK LTD. STB BRAZIL STOCK MOTHER FU; VOYA MULTI MANAGER EMERGING MARKETS EQUITY FUND; BRANDES GLOBAL OPPORTUNITIES FUND; BRANDES GLOBAL OPPORTUNITIES VALUE FUND; BRANDES GLOBAL EQUITY INCOME FUND; JTSB, LTD ATRT F RESONA BK LTD ATRT F GEM DIVERS MOTHER FUND; ABERDEEN CHILE FUND, INC.; SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA., p.p. Carolina Simões Cardoso; TELEFÓNICA LATINOAMÉRICA HOLDING, S.L., p.p. Carolina Simões Cardoso; TELEFÓNICA S.A., p.p. Carolina Simões Cardoso; TELEFÓNICA CHILE S.A., p.p. Carolina Simões Cardoso; TELEFÓNICA LATINOAMÉRICA HOLDING, S.L., represented by Santander Securities Services Brasil DTVM S.A., p.p. Carolina Simões Cardoso; TELEFÓNICA S.A., represented by Santander Securities Services Brasil DTVM S.A., p.p. Carolina Simões Cardoso; FUNDO DE INVESTIMENTO EM AÇÕES VINHEDO, represented by VINCI EQUITIES GESTORA DE RECURSOS LTDA., p.p. José Samurai Saiani; ABERDEEN GLOBAL EMERGING MARKETS INFRASTRUCTURE EQUITY FUND;  ABERDEEN GLOBAL BRAZIL EQUITY FUND, represented by BANCO BNP PARIBAS BRASIL S.A., p.p. Rodrigo de Mesquita Pereira; FRANKLIN TEMPLETON INVESTMENT FUNDS; JPMORGAN FUNDS, represented by J.P. MORGAN S.A. – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, p.p. Rodrigo de Mesquita Pereira; FLAVIO STAMM; JULIANA MAIA VAZ SANTIAGO, p.p. Flavio Stamm; CLAUDIA MAIA VAZ SANTIAGO, p.p. Flavio Stamm; ALEXANDRE PEDERCINI ISSA; HYDROCENTER – VÁLVULAS, TUBOS E CONEXÕES LTDA., p. Alexandre Pedercini Issa; Erivaldo Coelho Bastos, shareholder. Other: Flávio Stamm –  Fiscal Board Member; Cremênio Medola Netto – Fiscal Board Member; Charles Edwards Allen – Fiscal Board Member; Carlos Cesar Mazur – Company’ Accountant; Sergio Eduardo Zamora - PricewaterhouseCoopers Auditores Independentes; Sonia Julia Sulzbeck Villalobos - Director.

Ata da 15ª AGO e 37ª AGE (Fl. 12)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

I hereby certify that this is a faithful copy of the minutes of the 21st Ordinary General Meeting and the 51st Extraordinary General Meeting held on April 11, 2019, drawn up in the Company's records.

________________________

Carolina Simões Cardoso

Secretary of the Meeting

Ata da 15ª AGO e 37ª AGE (Fl. 13)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

Annex A

Final Voting Map

	APPROVE		REJECT		ABSTAIN
AT ORDINARY SHAREHOLDERS’ MEETING	Number of shares	ON	Number of shares	ON	Number of shares	ON
(1) Examine the management’s accounts, related to the fiscal year ended on December 31, 2018.	543,154,587		-		-
(2) Approve the proposal for capital budget for the fiscal year 2019.	543,154,587		-		-
(3) Destine the fiscal year 2018 result and distribute dividends.	543,154,587		-		-
(4) Define in 12 the number of members to compose the Board of Directors.	543,154,587		523,470		-

Ata da 15ª AGO e 37ª AGE (Fl. 14)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

ELECTION – BOARD OF DIRECTORS	CONFERRED VOTES
(4) Elect the members of the Board of Directors for a new term – candidate indication:
(i) Voting of eleven candidates indicated by the controllers:	-
- Eduardo Navarro de Carvalho	541,782,978	ON
- Antonio Carlos Valente da Silva	543,123,148	ON
- David Melcon Sanchez-Friera	543,123,148	ON
- Francisco Javier de Paz Mancho	543,123,148	ON
- Luiz Fernando Furlan	543,108,678	ON
- Narcis Serra Serra	543,108,678	ON
- Ana Thereza Masetti Borsari	543,123,148	ON
- Luis Miguel Gilpérez López	543,123,148	ON
- José Maria Del Rey Osorio	543,123,148	ON
- Julio Esteban Linares López	543,123,148	ON
- Christian Mauad Gebara	543,123,148	ON
(ii) Voting of a candidate indicated separately by the preferred shareholders:
- Sonia Julia Sulzbeck Villalobos	494,648	PN

Ata da 15ª AGO e 37ª AGE (Fl. 15)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

ELECTION – FISCAL BOARD	CONFERRED VOTES
(5) Elect the Fiscal Board for a new term – indication of candidates to the Fiscal Board:
(i) Voting of two effective candidates and their respective alternates indicated by the controllers:	-
- Charles Edwards Allen (effective) and Stael Prata Silva Filho (alternate)	543,123,148	ON
- Cremênio Medola Netto (effective) and Juarez Rosa da Silva (alternate)	543,123,148	ON
(ii) Voting of a effective candidate and respective alternate separately by the preferred shareholders:
- Flavio Stamm (effective) and Gilberto Lério (alternate)	265,448	PN
- Gabriela Soares Pedercini (effective) e Alexandre Pedercini Issa (alternate)	209,200	PN

Note: Questions (5), (7) and (8) contained in the Remote Voting Bulletin were not included in this Final Voting Map, since there was no voting through the multiple vote process.

Ata da 15ª AGO e 37ª AGE (Fl. 16)

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62  -  NIRE 35.3.0015881-4

MINUTES OF THE 21st ORDINARY SHAREHOLDERS’ MEETING AND 51st EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11, 2019

	APPROVE	REJECT	ABSTAIN
IN EXTRAORDINARY SHAREHOLDERS’ MEETING	Number of ON shares	Number of ON shares	Number of ON shares
(1) Rerratify the amount of the annual global compensation paid to the members of the Fiscal Board for the fiscal year ended December 31, 2018.	542,174,732	948,420	31,435
(2) Define the amount of the global annual remuneration of the administrators and members of the Fiscal Board for fiscal year 2019.	543,123,152	-	31,435

________________________________ Breno Rodrigo Pacheco de Oliveira Chairman of the Meeting	________________________________ Carolina Simões Cardoso Secretary of the Meeting

Ata da 15ª AGO e 37ª AGE (Fl. 17)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 12, 2019	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director